December 13, 2004


Via Facsimile (404) 815-3509 and U.S. Mail

Arthur Jay Schwartz, Esq.
Smith, Gambrell & Russell, LLP
1230 Peachtree Street, N.E., Suite 3100
Atlanta, Georgia 30309
(404) 815-3500

RE:	Radiant Systems, Inc.
      Schedule TO-I filed December 2, 2004
      Schedule TO-I/A filed December 9, 2004
	File No. 005-52437

Dear Mr. Schwartz:

      We have the following comments on the above-referenced filings.

Schedule TO-I
Summary Term Sheet, page 1
1. Please revise the language in the first paragraph of this section to confirm that the summary describes the most material terms of the proposed transaction, and to delete the statement that it is "not complete." Please see Item 1001 of Regulation M-A.

Are there any eligibility requirements I must satisfy after the expiration date of the offer to receive the new options? pages 1-2
2. Please include a statement to explain, if true, that after the expiration date, vested options tendered during the offer period are canceled and will not be returned to the option holder after the holder tenders such options. Further, describe what happens to vested options tendered for exchange before the expiration date by someone who ceases employment. May such tender be withdrawn? We note your risk factor regarding employment termination prior to the grant of new options on page 7.

What if we enter into a change of control or similar transaction?
page 4
3. Your discussion of this matter should be balanced. Because you describe possible scenarios in case of change of control, including the termination of the exchange offer, and receipt of options to purchase shares of a different issuer, etc., you should also include possible scenarios for those holding options untendered. For example, what happens to these options? Presumably, a likely scenario would include current Radiant Systems option holders receiving options to purchase shares of a different issuer following a change of control.

The Offer, page 8
Acceptance of Options for Exchange and Issuance of New Options,
page
13
4. Please revise the first sentence of this paragraph to confirm that
"promptly" following the expiration date you will accept for exchange and cancel options properly tendered, versus "as promptly as practicable".

Conditions of the Offer, page15
5. We reference the first sentence of the last paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. The phrase "regardless of the circumstances giving rise to them" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise.
6. In the same sentence, you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. We agree that you have the right to decide whether to terminate or proceed with your offer if a listed offer condition is "triggered." However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first sentence of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding supplementally.

Financial Information, pages 20-21
7. We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A and provide your historical consolidated financial data. However, Item 1010(c)
of Regulation M-A requires that at least a summary of that information be disseminated to option holders, even when you incorporate by reference. See Instruction 6 to Item 10 of Schedule
TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c) and advise the staff as to how the company intends to disseminate the information. We note for example, that you are missing several item requirements from
1010(c)(1) and all of Items 1010(c)(3) -(5).

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your Schedule TO-I in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	Direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Very truly yours,


								Celeste M. Murphy
								Attorney-Advisor
								Office of Mergers &
Acquisitions

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Arthur J. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
December 13, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE